UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(E) OF

THE SECURITIES EXCHANGE ACT OF 1934

NEWATER TECHNOLOGY, INC.

(Name of the Issuer)

Newater Technology, Inc.
Crouching Tiger Holding Limited
Green Forest Holding Limited
Yuebiao Li

Tigerwind Group Limited

Pure Blue Holding Limited
Zhuo Zhang

Gooden Sunrise Holding Limited
Xiangqian Sui

Forwater Holdings Limited

Yancoal International (Holding) Co., Limited

(Names of Persons Filing Statement)

Common Shares, par value $0.001 per share

(Title of Class of Securities)

G64335105

(CUSIP Number)

Newater Technology, Inc.	Crouching Tiger Holding Limited
c/o Yantai Jinzheng Eco-Technology Co., Ltd.	Green Forest Holding Limited
1 Ruida Road, Laishan District, Yantai City	Yuebiao Li
Shandong Province 264003	Tigerwind Group Limited
People’s Republic of China	Pure Blue Holding Limited
Telephone: (+86) 535-8012911	Zhuo Zhang
Gooden Sunrise Holding Limited
Xiangqian Sui
Forwater Holdings Limited
1 Ruida Road, Laishan District, Yantai City
Shandong Province
People’s Republic of China
Telephone: (+86) 535-8012911 Yancoal International (Holding) Co., Limited 14/F One Taikoo Place, 979 King’s Road, Quarry Bay Hong Kong People’s Republic of China Telephone: (+86) 537-5384231

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to
MagStone Law, LLP	DLA Piper
1001 Avenue of the Americas, Suite 1105	20th Floor South Tower Beijing Kerry Center
New York, NY 10018, USA	No.1 Guanghua Road, Chaoyang District
Attention: Yue (Mark) Li, Esq.	Beijing 100020, PRC
Facsimile: +1 (347) 934-9333	Attention: James Chang, Esq.
Email: markli@magstonelaw.com	Facsimile: +86 10 8520 0700
Email: james.chang@dlapiper.com

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$20,472,850	$2,233.59

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment for the proposed per share cash payment of $3.65 for 5,609,000 issued and outstanding common shares of the issuer subject to the transaction (the “Transaction Valuation”).

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Form or Registration No.: N/A
Filing Party: N/A	Date Filed: N/A

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 3 (this “Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Newater Technology, Inc., a company with limited liability incorporated under the laws of the British Virgin Islands (the “Company”), the issuer of the registered common shares, par value of US$$0.001 per share (each, a “Share” and collectively, the “Shares”); (b) Crouching Tiger Holding Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”); (c) Green Forest Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands, all of the issued and outstanding shares of which are owned by the Parent (the “Merger Sub”); (d) Mr. Yuebiao Li, the Company’s chairman of the board of directors, and chief executive officer (“Mr. Li”); (e) Tigerwind Group Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (f) Pure Blue Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Li; (g) Ms. Zhuo Zhang, the Company’s Vice Chairman of the board of directors, and chief financial officer (“Ms. Zhang”); (h) Gooden Sunrise Holding Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Ms. Zhang; (i) Mr. Xiangqian Sui (“Mr. Sui”); (j) Forwater Holdings Limited, a company with limited liability incorporated under the laws of the British Virgin Islands and an investment holding company wholly owned and controlled by Mr. Sui; and (k) Yancoal International (Holding) Co., Limited, a private company limited by shares organized under the laws of the Hong Kong Special Administration Region.

This Amendment amends and supplements certain information set forth in the Transaction Statement. This Amendment does not restate the Transaction Statement in its entirety, and the amended and supplemental disclosures contained herein should be read in conjunction with the Transaction Statement, including the Proxy Statement.

All capitalized terms used in this Amendment and not otherwise defined have the meanings ascribed to such terms in the Transaction Statement, including the Proxy Statement attached as exhibit (a)-(1) to the Transaction Statement.

All information contained in this Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Company, has supplied any information with respect to any other Filing Person. Capitalized terms used but not defined in this Amendment shall have the meanings given to them in the Transaction Statement.

Amendment to the Transaction Statement

The following paragraphs are added after the last paragraph under the heading “Background of the Merger” under the caption “Special Factors” of the Proxy Statement, beginning on page 27 of the Proxy Statement:

“On February 22, 2021, the independent committee received an unsolicited, preliminary, and non-binding acquisition proposal letter from Fulcan Capital Partners LLC, a Nevada limited liability company (“Fulcan”), to acquire all outstanding ordinary shares of the Company at a purchase price of US$4.90 per share (the “Fulcan Proposal”), which proposal letter is intended as a competing offer to the proposed going-private transaction contemplated in the agreement and plan of merger dated as of September 29, 2020 (the “merger agreement”) among the Parent, the Merger Sub and the Company. In its proposal letter, Fulcan noted that it intends to finance the transaction with “debt and/or equity capital,” and that it expects the proposed transaction to be completed by the end of the second quarter of 2021.

On February 23, 2021, the independent committee held a telephonic meeting with MagStone. At the meeting, the independent committee discussed with MagStone the Fulcan Proposal and the independent committee’s obligations with respect to the Fulcan Proposal. The independent committee concluded that it needs additional information to conduct a meaningful review and evaluation of the Fulcan Proposal and instructed MagStone to contact Fulcan’s counsel and obtain additional information on the Fulcan Proposal. Later that day, MagStone, on behalf of the independent committee, made inquiries to YK Law LLP, Fulcan’s counsel (“Fulcan’s Counsel”), via email on certain matters relating to the Fulcan Proposal, including, without limitation, the shareholding history of Fulcan and its affiliates in the Company and proof of the source of funding for the purchase price.

On February 24, 2021, Fulcan’s Counsel provided MagStone with an email response. In particular, Fulcan’s Counsel noted that Fulcan had received a one-page letter of intent (the “LOI”) from its purported lender, Zhongcai Guofa Urban Construction Investment Fund (Beijing) Co. Ltd (the “Purported Lender”), a “state-owned investment fund with an interest in environmental technologies” (emphasis added). The LOI indicates that the Purported Lender expects to provide Fulcan with approximately US$50 million in the form of a secured loan to finance the proposed transaction. Fulcan’s Counsel noted that, to the extent necessary, members of Fulcan are prepared to use their own funds to contribute at least US$10 million to finance the transaction. Fulcan’s Counsel noted that Fulcan, together with a member of Fulcan, holds a total of 143,500 shares of the Company. These shares constitute approximately 1.3% of all outstanding shares of the Company.

On February 27, 2021, the independent committee held a telephonic meeting with MagStone and Ogier. During the meeting, Ogier reviewed with three members of the independent committee in length the fiduciary duties of the independent committee with respect to the Fulcan Proposal. Ogier reminded the members of the independent committee that each member must at all times (a) act honestly, independently and in good faith with a view towards the best interests of the Company and all of its shareholders (i.e., not just the interests of the shareholders that are members of the buyer group, but also the interests of the minority shareholders), and (b) must not fetter his or her exercise of the director’s discretion by agreeing to vote on a matter in any predetermined way or in accordance with the directions of any third party. Among other things, Ogier noted to the members of the independent committee that each of them must (i) exercise his or her powers as an independent director for the purposes for which they are given and act in accordance with the responsibilities and other obligations set forth in the charter of the independent committee, the applicable provisions under the memorandum and articles of association of the Company, and all applicable laws and regulations, (ii) exercise the care, diligence and skill that a responsible director would exercise under the circumstances, taking into account all relevant factors, (iii) carefully review all terms and conditions of the proposed transactions, (iv) act impartially and in good faith, and not be unduly influenced by any party (including that from the buyer group), (v) ensure and maintain its independence and impartiality at all times, and (vi) keep a good record of its decision-making process.

MagStone noted to the independent committee that the Purported Lender’s company registration records indicate that (i) its registered scope of business specifically prohibits the Purported Lender from making loans, and (ii) the Purported Lender’s registered shareholders are two natural persons contrary to the statement made by Fulcan’s Counsel that the Purported Lender is owned by the state. The independent committee discussed potential concerns over the legality and feasibility of the LOI and the Fulcan Proposal and concluded that the independent committee should obtain further analysis from PRC counsel. In addition, the independent committee reviewed, among other things, (a) the purchase price of $4.90 per share proposed by Fulcan, (b) the likelihood of Fulcan’s obtaining majority shareholders’ approval of its proposed transaction, (c) the likelihood of Fulcan’s obtaining regulatory approval for its plan for financing the proposed transaction, (d) potential costs and other risks to the Company that may be associated with the Fulcan Proposal, including the payment of a termination fee to the Parent, and (e) potential impact on the Company’s business prospects if the Fulcan Proposal is accepted. The independent committee instructed MagStone to request additional information from Fulcan’s Counsel, pending further PRC legal analysis.

On March 2, 2021, Beijing S&P (Yantai) Law Firm (“PRC Counsel”) provided the independent committee with a written analysis, stating that the financing arrangement presented by Fulcan may violate PRC laws and presents material regulatory risks.

On the same day, Fulcan sent another email to the independent committee, demanding that the independent committee take certain actions with respect to the Fulcan Proposal. On March 2, 2021, MagStone emailed Fulcan’s Counsel requesting clarification on, among other things, the legality of the LOI. In a March 4, 2021 email response, Fulcan’s Counsel (i) stated that “[a]fter consulting with our Chinese counsel, we believe that the purported lending by [Purported Lender] does not violate Chinese law if it is properly structured,” and (ii) provided, by way of an example, an arrangement involving a loan from a subsidiary of the Purported Lender to a to-be-formed Fulcan secondary PRC subsidiary (the “Fulcan Sub”) and, in turn, the application by the Fulcan Sub for regulatory approval for using the proceeds of the loan to finance the proposed transaction, which arrangement, Fulcan’s Counsel claims, has been done in “a number of” past going-private transactions. As to the apparent discrepancy between the official records and Fulcan’s Counsel’s statement with respect to the Purported Lender’s ownership, Fulcan’s Counsel states that “[w]e have sought further information from [Purported Lender], due to the esoteric nature of the investment fund regulatory regime. We are informed that whilst the Purported Lender has state enterprises background, it chose to register as a private investment company owned by individuals for specific reasons” (emphasis added). Fulcan’s Counsel did not elaborate what it meant by “state enterprises background,” whether the Purported Lender having “state enterprises background” is synonymous to its being “state-owned” as previously claimed, or what the “specific reasons” entail. Nor did it identify which state-owned entities are owners of the Purported Lender despite having been requested to provide evidence supporting its previous claim that the Purported Lender is state-owned.

On March 5, 2021, PRC Counsel provided a written report analyzing the proposal and information provided by Fulcan’s Counsel. PRC Counsel noted that, among other things, (i) the Fulcan Sub would be prohibited under PRC laws from using the proceeds of the loan from a subsidiary of the Purported Lender to finance the proposed transaction, and (ii) the Fulcan Sub must have been in legal existence for more than one year before it can finance the proposed transaction. PRC Counsel concluded that the financing plan as proposed lacks feasibility and would have little chance of receiving regulatory approval.

On the same day, the independent committee held a meeting with MagStone, Ogier and PRC Counsel to review the additional information provided by Fulcan’s Counsel and PRC Counsel’s written report. The independent committee concluded that the Fulcan Proposal presents material legal risks and lacks feasibility, and that the opaque arrangement with respect to the Purported Lender’s ownership presents an additional layer of risk, casting doubt on the credibility, feasibility and legality of the Fulcan’s Proposal. Based on its careful consideration of various aspects of the Fulcan Proposal, the independent committee unanimously determined that it is in the best interests of the Company and its shareholders to reject the Fulcan Proposal as currently proposed, and to continue to recommend the Company’s unaffiliated shareholders to authorize and approve the merger agreement, the plan of merger and the transactions contemplated thereby, including the merger.

In a subsequent meeting of the Company’s board of directors, the recommendation of the independent committee was adopted as the recommendation of the entire board of directors.”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 8, 2021

Newater Technology, Inc.

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Crouching Tiger Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Green Forest Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Yuebiao Li

By:	/s/ Yuebiao Li
Name:	Yuebiao Li

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Tigerwind Group Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

Pure Blue Holding Limited

By:	/s/ Yuebiao Li
Name:	Yuebiao Li
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Zhuo Zhang

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang

Gooden Sunrise Holding Limited

By:	/s/ Zhuo Zhang
Name:	Zhuo Zhang
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Xiangqian Sui

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui

Forwater Holdings Limited

By:	/s/ Xiangqian Sui
Name:	Xiangqian Sui
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]

Yancoal International (Holding) Co., Limited

By:	/s/ Jian Liu
Name:	Jian Liu
Title:	Director

[Signature Page to Schedule 13E-3/A (Newater Technology, Inc.)]